Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

January 17, 2013

GSP

iPath® Exchange Traded Notes

iPath® S&P GSCI® Total Return Index ETN

Note Description

The iPath® S&P GSCI® Total Return Index ETN is designed to provide investors with exposure to the S&P GSCI® Total Return Index.

Index Description

The S&P GSCI® Total Return Index provides exposure to the returns potentially available through an unleveraged investment in the contracts comprising the S&P GSCI® plus the Treasury Bill rate of interest that could be earned on funds committed to the trading of the underlying contracts.

Note Details

Ticker GSP

Intraday Indicative Value Ticker GSP.IV

CUSIP 06738C794

ISIN US06738C7948

Primary exchange NYSE Arca

Yearly fee1 0.75%

Inception date 6/6/2006

Maturity date 6/12/2036

Issuer Barclays Bank PLC

Callable ETN No

Index Details

Index name S&P GSCI® Total Return Index

Composition Futures on commodities basket

Number of components 24

Bloomberg Index ticker SPGSCITR

Inception date 5/1/1990

Base value and date 100 as of 01/02/1970

Index sponsor S&P (as of 5/9/07)

Cumulative Index Return2

80%

50%

20%

-10%

-40%

-70%

Jun 06 Jun 07 Jun 08 Jun 09 Jun 10 Jun 11 Jun 12

S&P GSCI® Total Return Index

Source: S&P (based on daily returns 06/06-09/12 since Note inception date).

2 Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

Index Composition

ENERGY 68.24% AGRICULTURE 16.68% INDUSTRIAL METALS 6.94% LIVESTOCK 4.42% PRECIOUS METALS 3.72%

Source: S&P, as of 9/30/2012. Index composition is subject to change.

1 The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

BARCLAYS

GSP

Annualized Performance, Standard Deviation And Correlation History

6-month Return %

1-Year Return % Annualized

3-Year Return % Annualized

5-Year Return % Annualized

10-Year Return % Annualized

Standard Deviation % Annualized3

Index Correlations4

S&P GSCI® Total Return Index -2.28 12.74 6.52 -5.45 3.41 27.87 1.00

S&P 500® 3.43 30.20 13.20 1.05 8.01 19.13 0.64

MSCI EAFE Index -0.70 13.75 2.12 -5.24 8.20 23.52 0.67

MSCI Emerging Markets IndexSM -1.84 16.93 5.63 -1.28 17.00 29.55 0.69

Barclays U.S. Aggregate Bond Index 3.68 5.16 6.19 6.53 5.32 3.57 -0.05

Dow Jones-UBS Commodity Index Total ReturnSM 4.70 5.99 5.26 -3.03 5.20 22.06 0.92

Source: BlackRock, S&P, MSCI, Barclays and Dow Jones Opco, UBS, S&P Dow Jones Indices LLC, as of 9/30/2012.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

3 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 9/07 – 9/12, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

4 Correlations based on monthly returns for 9/07 – 9/12. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

iP-GSP-I0912

GSP

Top Index Holdings

Component Ticker Weight % Sector

Crude Oil CL 29.27 ENERGY

Brent Crude LCO 18.19 ENERGY

Gas Oil LGO 8.20 ENERGY

Heating Oil HO 5.29 ENERGY

Corn C 5.25 AGRICULTURAL

Unleaded Gasoline RB 5.04 ENERGY

Wheat W 3.85 AGRICULTURAL

Copper MCU 3.30 INDUSTRIAL METALS

Gold GC 3.18 PRECIOUS METALS

Soybean S 3.01 AGRICULTURAL

Source: S&P, as of 9/30/2012. Index composition is subject to change.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“S&P GSCI®”, “S&P GSCI® Index”, “S&P GSCI® Total Return Index”, “S&P GSCI® Commodity Index” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P. S&P does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P GSCI® to track general stock market performance.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0629-1212

Not FDIC Insured - No Bank Guarantee - May Lose Value 1-877-764-7284 www.ipathetn.com Page 3 of 3

iP-CSP-I0912